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                                                                Exhibit (a)(11)

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KEITHLEY LOGO                                                 KEITHLEY INSTRUMENTS, INC.
                                                              28775 Aurora Road
                                                              Solon, Ohio 44139
                                                              (440) 248-0400
                                                              Fax (440) 248-6168
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                                                               November 18, 1998

To Participants in the Keithley Instruments, Inc. Dividend Reinvestment Plan:

     Keithley Instruments, Inc. (the "Company") is offering to purchase up to 2,000,000 of its common shares, without par value (the "Shares"), from existing shareholders, including participants in the Company's Dividend Reinvestment Plan (the "Plan"). The purchase price will not be in excess of $7.00 nor less than $5.75 per Share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the range of $5.75 to $7.00 at which you are willing to sell your Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer. The offer represents approximately 40.0% of the currently outstanding Shares.

     Any participant in the Plan whose Shares are properly tendered directly to First Chicago Trust Company of New York, the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. Participants in the Plan who own fewer than 100 shares should note that the offer represents an opportunity for them to sell some or all of their shares without having to pay brokerage commissions or odd lot discounts.

     The terms and conditions of the offer are explained in detail in the Offer to Purchase and the related Letter of Transmittal that were provided to you earlier. I encourage you to read these materials carefully before making any decision with respect to the offer. To tender Shares held in the Plan, please follow the instructions in the materials previously provided to you, but on the first page of the Letter of Transmittal under the heading "Share Certificate Number" write the letters "DRP," indicate the number of Shares held in the Plan and indicate the number of Shares held in the Plan that you wish to tender.

     Neither the Company nor the Board of Directors of the Company makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

     The offer commenced on November 11, 1998. The offer will expire at 12:00 Midnight, New York City time, on Thursday, December 10, 1998, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares or need additional copies of any of the materials pertaining to the Offer, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885, or Credit Suisse First Boston Corporation, the Dealer Manager for the offer, at (800) 646-4543.

                                          Sincerely,

                                          /s/ Joseph P. Keithley

                                          Joseph P. Keithley
                                          President and Chief Executive Officer